Dated August 9, 2021
Registration Statement No. 333-252559-01
Relating to
Preliminary Prospectus Supplement Dated August 9, 2021 and
Prospectus dated February 26, 2021

$700,000,000 2.250% NOTES DUE 2032

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Expected Ratings*:	A3 (stable) / A- (stable) (Moody’s/S&P)
Size:	$700,000,000
Maturity Date:	January 15, 2032
Coupon (Interest Rate):	2.250% per annum
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2022
Benchmark Treasury:	1.625% due May 15, 2031
Benchmark Treasury Price and Yield:	102-22+; 1.329%
Spread to Benchmark Treasury:	100 basis points
Yield to Maturity:	2.329%
Initial Price to Public:	99.275% plus accrued interest from August 18, 2021 if settlement occurs after that date
Redemption Provision:	Make-whole call prior to October 15, 2031 based on U.S. Treasury +15 basis points or at par on or after October 15, 2031
Settlement Date**:	T+7; August 18, 2021
CUSIP / ISIN:	828807DQ7 / US828807DQ71
Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

RBC Capital Markets, LLC

TD Securities (USA) LLC

BBVA Securities Inc.

BNP Paribas Securities Corp.

Mizuho Securities USA LLC

PNC Capital Markets LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. Regions Securities LLC
Use of Proceeds:	The Issuer intends to use the net proceeds of the offering to fund the planned optional redemption of its 2.350% notes due January 2022, 2.625% notes due June 2022 and 2.750% notes due February 2023 (plus, in each case, the applicable make-whole amount) and to use any remaining net proceeds for general corporate purposes, including to repay unsecured indebtedness, including its U.S. dollar denominated indebtedness outstanding under its global unsecured commercial paper note program.

In connection with the optional redemptions referenced above, a one-time charge of approximately $29 million, or approximately $0.08 per share, to Net Income and Funds From Operations ("FFO") is expected to be recorded in the third quarter of 2021.

The Issuer has concurrently priced $550,000,000 aggregate principal amount of 1.375% senior unsecured notes due 2027.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes before the second business day prior to the settlement date should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by contacting BofA Securities, Inc., toll-free at 1-800-294-1322; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; RBC Capital Markets, LLC toll-free at 1-866-375-6829; and TD Securities (USA) LLC toll-free at 1-855-495-9846.